UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________
FORM 6-K
_______________________
CURRENT REPORT
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2025
Commission File Number: 001-39829
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COGNYTE SOFTWARE LTD.
(Translation of registrant's name into English)
_______________________
33 Maskit
Herzliya Pituach
4673333, Israel
(Address of principal executive office)
indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒            Form 40-F ☐

Explanatory Note

On February 18, 2025, Cognyte Software Ltd. (the “Company”) announced the appointment of Mr. Matthew O’Neill and Ms. Nurit Benjamini to the Company’s board of directors (the “Board”), effective as of March 1, 2025, and March 31, 2025, respectively. The announcement was made in a press release titled “Cognyte Elects Two New Board Members to Strengthen Expertise and Drive Growth”. A copy of this press release is furnished as Exhibit 99.1 herewith.

Mr. O'Neill served until December 2023 as the Deputy Special Agent in Charge of Cyber Operations at the United States Secret Service, where he directed the agency's global cyber investigative strategies and oversaw efforts to dismantle transnational criminal networks. During his tenure, he served as the Director of the Asset Forfeiture Branch and as the Director of the Global Investigative Operations Center, where he established the Secret Service's first agencywide criminal investigative fusion center. Mr. O'Neill holds certifications from Carnegie Mellon University and American University and earned his Bachelor of Science degree from James Madison University. He currently serves as Co-Founder and Partner at 5OH Consulting LLC.

Ms. Benjamini is a Partner and CFO at F2 Venture Capital, bringing over 20 years of experience as a CFO for leading software companies, including CrazyLabs Ltd., Wix (Nasdaq: WIX), CopperGate Communications Ltd. and Compugen (Nasdaq: CGEN). Throughout her career, Ms. Benjamini has played a pivotal role in leading technology companies through fundraising, M&A and IPO processes. Currently, she serves as an external director at Caesarstone Ltd. (Nasdaq: CSTE), having previously served as a board member of BioLineRx (Nasdaq: BLRX) and Allot Ltd. (Nasdaq: ALLT). Ms. Benjamini holds a Bachelor of Arts degree in economics and business and a Master of Business Administration degree in finance, both from Bar Ilan University, Israel.

In conjunction with the appointment of Mr. O’Neill and Ms. Benjamini, the Company also announced that Mr. Richard Nottenburg will be stepping down from his Board position effective March 31, 2025. Mr. Nottenburg’s decision to step down from his Board position aligns with his personal goals and is not due to the result of any disagreement with the Company on any matter relating to the Company’s business, operations, policies or practices.

This information in this report of foreign private issuer on Form 6-K is hereby incorporated by reference into the Company's registration statements on Form S-8 (File Nos. 333-252565 and 333-278837).

EXHIBIT INDEX

The following exhibit is furnished as part of this Form 6-K:

Exhibit	Description
99.1	Press Release titled “Cognyte Elects Two New Board Members to Strengthen Expertise and Drive Growth”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COGNYTE SOFTWARE LTD. (Registrant)

February 18, 2025	By:	/s/ Ilan Rotem
Ilan Rotem
Chief Legal Officer